UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12-B)

GCI LIBERTY, INC.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

36164V 404

(CUSIP Number)

Bryan Fick

Financial Reporting Director

2550 Denali Street, Suite 1000

Anchorage, Alaska 99503

(907) 868-5600

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36164V 404

1.	Names of Reporting Persons Ronald A. Duncan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (2)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1) (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)                                 Represents beneficial ownership and ownership percentage following the completion of the Auto Conversion, Contribution and Split-Off transactions (as such terms are defined below).

(2)                                 The Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, the Issuer, Mr. Duncan and Ms. Bowman (the “Duncan Voting Agreement”) contains provisions relating to the voting of all shares of Issuer’s capital acquired pursuant to the Reorganization Agreement (as defined in the Ninth Amendment (as defined below)) (the “Subject Shares”). In addition, such Duncan Voting Agreement contains certain transfer restrictions on such Subject Shares. Mr. Duncan expressly disclaims the existence of and membership in a group with any or all of the other parties to the Duncan Voting Agreement. See Item 6.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 12-B)

Statement of

RONALD A. DUNCAN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

This Amendment No. 12-B (this “Twelfth Amendment”) hereby amends and supplements, but is not a complete restatement of, the Schedule 13D filed on behalf of Ronald A. Duncan (“Mr. Duncan”) with the United States Securities and Exchange Commission (the “Commission”) as a result of an event on May 1, 1988, as amended by Amendment No. 1-B filed with the Commission as a result of an event on January 1, 1989, Amendment No. 2-B filed with the Commission as a result of an event on January 6, 1992, Amendment No. 3-B filed with the Commission as a result of an event on May 28, 1992, Amendment No. 4-B filed with the Commission on November 14, 1996, Amendment No. 5-B filed with the Commission on October 6, 1997, Amendment No. 6-B filed with the Commission on November 25, 1998, Amendment 7-B filed with the Commission on November 17, 2010, Amendment 8-B filed with the Commission on March 28, 2016, Amendment 9-B (the “Ninth Amendment”) filed with the Commission on April 7, 2017, Amendment 10-B filed with the Commission on November 22, 2017 and Amendment 11-B filed with the Commission on February 22, 2018 (the Schedule 13D, with all amendments including this Twelfth Amendment, the “Schedule 13D”).  Capitalized terms used but not defined in this Twelfth  Amendment carry the meanings given to them in the Ninth Amendment.  This Twelfth Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

This Twelfth Amendment is being filed to report the beneficial ownership of the Reporting Person with respect to the Class B Common Stock, no par value per share (the “Class B Common Stock”), of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Issuer”), and to terminate the Reporting Person’s reporting obligations with respect thereto.

The Schedule 13D is supplemented and amended as follows:

Item 4.   Purpose of Transaction.

Item 4 is amended to include the following information:

As of 4:21 p.m., New York City time, on Thursday, March 8, 2018, the Issuer effected the automatic conversion (as further defined in the Ninth Amendment, the “Auto Conversion”) of its Class A-1 Common Stock and its Class B-1 Common Stock (the “former Issuer common stock”) in accordance with the terms of the Issuer’s  Amended and Restated Articles of Incorporation, pursuant to which holders of the former Issuer common stock received (i) 0.63 of a share of the Issuer’s Class A Common Stock and (ii) 0.20 of a share of new GCI Liberty Series A Cumulative Redeemable Preferred Stock, in exchange for each share of their former Issuer common stock.  On or about 8:00 a.m., New York City time, on Friday, March 9, 2018, Liberty Interactive Corporation (“Liberty”) acquired the Issuer through a reorganization in which certain assets and liabilities of Liberty’s Ventures Group were contributed to the Issuer in exchange for a controlling interest in the Issuer (as further defined in the Ninth Amendment, the “Contribution”).  Following the completion of the Contribution at 4:01 p.m. New York City time, on Friday, March 9, 2018, Liberty completed the redemption of each outstanding share of Liberty Ventures Series A common stock and Liberty Ventures Series B common stock in exchange for one share of the corresponding class of the new Issuer common stock (as further defined in the Ninth Amendment, the “Split-Off”, and together with the GCI Reclassification, the Auto Conversion and the Contribution, the “Transactions”).

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is amended and restated in its entirety to read as follows:

(a)         Following the completion of the Auto Conversion on March 8, 2018, Mr. Duncan does not beneficially own any shares of Class B Common Stock.

(e)          This Twelfth Amendment is being filed to report the changes to the Reporting Person’s beneficial ownership interest in the Issuer resulting from the completion of the Transactions.  The Reporting Person ceased to be the beneficial owner of any of the Issuer’s Class B Common Stock following the completion of the Transactions. Therefore, this Twelfth Amendment will constitute the final amendment to this Schedule 13D and an exit filing for the Reporting Person, and will terminate the obligations of the Reporting Person to further amend this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 13, 2018

Signature	/s/ Ronald A. Duncan
Ronald A. Duncan